SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                     PRINCIPAL PARTNERS BLUE CHIP FUND, INC.


680 8th Street, Des Moines, Iowa      November 20, 2002              2:00 p.m.

     A special meeting of the shareholders of the Principal Partners Blue Chip Fund, Inc. (the "Corporation") was held at 680 8th Street, Des Moines, Iowa at 2:00 p.m. on November 20, 2002.

     The meeting was called to order by Mr. R. C. Eucher, who presided as chairman of the meeting. Ms. J. B. Schustek acted as secretary of the meeting. Also present was Mr. M. D. Roughton.

     The Secretary reported that of the 9,967,426.05 shares entitled to vote at the meeting, the holders of 4,999,754.815 shares were present at the meeting in person or by proxy. Mr. Eucher announced that a quorum was present and that the meeting was lawfully and properly convened.

     Mr. Eucher directed the Secretary to give a copy of the minutes of the last shareholder meeting to each shareholder who was present and requested a copy. With the unanimous consent of all shareholders present in person or by proxy, Mr. Eucher dispensed with the reading of the minutes of the last meeting of shareholders.

     Mr. Eucher discussed the Board of Director's proposal and recommended approval and ratification of the Sub-Advisory Agreement of the Corporation. The following resolution was thereupon presented by the Secretary:

     "BE IT RESOLVED, that sub-advisory agreements between Principal Management Corporation, the Principal Partners Blue Chip Fund, Inc.'s ("Blue Chip Fund") investment adviser, and two sub-advisory firms, Goldman Sachs Asset Management a unit of the Investment Management Division of Goldman, Sachs & Co., and Wellington Management Company, LLP; and

     A motion was duly made and seconded that the resolution be adopted. Upon receiving the report from the Secretary, Mr. Eucher reported that the holders of 4,603,617.825 shares of the Corporation had voted in favor of the foregoing resolution, the holders of 183,614.948 shares had voted against, and the holders of 212,522.042 shares abstained. Mr. Eucher announced the resolution had been duly adopted.

     Mr. Eucher next discussed the Board of Directors' proposal and recommendation that the Management Agreement be modified as to delegation responsibility. The following resolution was thereupon presented by the
Secretary:

     "BE IT RESOLVED, that the Corporation approves ratification and approval of Principal Management Corporation's ultimate responsibility to oversee Sub-Advisory activity and accordingly, with the approval of the Fund's Board of Directors, to appoint and replace the Fund's Sub-Advisor and enter into and amend sub-advisory agreements without further shareholder approval."

     A motion was duly made and seconded that the resolution be adopted. Upon receiving the report from the Secretary, Mr. Eucher reported that the holders of 4,179,659.067 shares of the Corporation had voted in favor of the foregoing resolution, the holders of 372,186.929 shares had voted against, and the holders of 447,908.819 shares abstained. Mr. Eucher announced the resolution had been duly adopted.

     There being no further business, the meeting, on motion duly made, seconded and carried, was adjourned.


                                           ___Jean B. Schustek_______________
                                              Secretary of the Meeting